GLOBAL GOLD CORPORATION
                         438 West 37th Street, Suite 5G
                               New York, NY 10018

                                                   December 4, 1996

VIA TELECOPY
Eyre Resources N.L.
Crest House
7 Havelock Street
West Perth WA 6005 Australia
Attn:  Messrs. Kevin Parry, Jaap Poll, Ian Darragh, P-B Trust
PB Trust:  Attn:  Cameron Parry, Jeffrey Beaumont and Kevin Parry

Gentlemen:

      As a follow up to our recent discussions and an implementation of our further understandings, it is absolutely crucial that I have you confirm your agreement with respect to the points described below. The transaction we are currently negotiating requires that these steps must be taken and, if they are not, we believe no transaction will eventuate and we will all collectively be left with a valueless investment.

      The points are as follows:

      1. The warrants to purchase 2,400,000 shares of Global common stock held by Eyre and the warrants to purchase 1.4 million shares of Global common stock held by the P-B Trust must be cancelled. In accordance with my recent discussions with you, Kevin, and in accordance with your fax of last week, since Homestake did not come in to do a deal last week, we regard this as reflecting our agreement.

      2. The overriding royalty of 1.5% on the Armenian projects must be cancelled.

      3. In light of Kevin's regulatory problems in Australia the full extent of which was not previously disclosed, we must request that you agree not to play any part in the control of the Board of Directors of the corporation, and hence, Eyre must surrender the two board seats [although one representative of Eyre can be invited to attend board meetings or be an advisor to the Board.] In our fund raising efforts, this point has been repeatedly thrown in our faces and has been a total hindrance to a successful consummation of a
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Page Two
Eyre/PB Trust
December 4, 1996


transaction. Also I enclose a copy of an article that shows that the Alberta Securities Commission in a similar situation required that the ownership of the shares of the party in question be returned to the company, which reflects the severity of this problem and the way others view it.

      4. The unpaid amount on the notes of approximately $146,000 must be cancelled as well.

      We again request your written agreement of this restructured arrangement by 5:00 p.m. tomorrow by your signing below and returning your signed copy to us with the original being sent by overnight mail.

      For all of the reasons previously discussed, there can be no delay or sitting back since everything else will be lost.

                                                  Very truly yours,

                                                  /s/ Drury J. Gallagher

                                                  Drury J. Gallagher
                                                  President


AGREED:

Eyre Resources N.L.


By:   /s/  Jaap Poll
     --------------------------------
           Jaap Poll, Director


By:   /s/  Ian Darragh
     --------------------------------
           Ian Darragh, Director

PB Trust


By:   /s/  Cameron Parry
     --------------------------------
           Cameron Parry


By:   /s/  Jeffrey Beaumont
     --------------------------------
           Jeffrey Beaumont


By:   /s/  Kevin Parry
     --------------------------------
           Kevin Parry